UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)*

                                  BLUEFLY, INC.
                                  -------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    096227103
                                    ---------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                       -----------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 24, 2002
                             ----------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                               Page 1 of 39 Pages
                             Exhibit Index: Page 13

                                  SCHEDULE 13D

CUSIP No. 096227103                                           Page 2 of 39 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                  a. [_]
                                                  b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
 Number of                                  18,603,969
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   18,603,969
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            18,603,969

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            66.11%

14       Type of Reporting Person (See Instructions)

                  OO; IV

                                 SCHEDULE 13D

CUSIP No. 096227103                                           Page 3 of 39 Pages



1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                  a. [_]
                                                  b. [_]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  18,603,969
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   18,603,969
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            18,603,969

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [_]

13       Percent of Class Represented By Amount in Row (11)

                                            66.11%

14       Type of Reporting Person (See Instructions)

                  PN; IA

                                 SCHEDULE 13D

CUSIP No. 096227103                                           Page 4 of 39 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                  a. [_]
                                                  b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  18,603,969
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   18,603,969
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            18,603,969

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            66.11%

14       Type of Reporting Person (See Instructions)

                  CO

                                 SCHEDULE 13D

CUSIP No. 096227103                                           Page 5 of 39 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                  a. [_]
                                                  b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  18,603,969
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   18,603,969
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            18,603,969

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            66.11%

14       Type of Reporting Person (See Instructions)

                  OO; IA

                                 SCHEDULE 13D

CUSIP No. 096227103                                           Page 6 of 39 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  SFM DOMESTIC INVESTMENTS LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                  a. [_]
                                                  b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  608,790
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   608,790
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            608,790

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            3.99%

14       Type of Reporting Person (See Instructions)

                  OO

                                 SCHEDULE 13D

CUSIP No. 096227103                                           Page 7 of 39 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                  a. [_]
                                                  b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  19,212,759
  Shares
Beneficially               8        Shared Voting Power
Owned By                            0
   Each
 Reporting                 9        Sole Dispositive Power
   Person                                   19,212,759
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            19,212,759

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [_]

13       Percent of Class Represented By Amount in Row (11)

                                            67.23%

14       Type of Reporting Person (See Instructions)

                  IA

                                                              Page 8 of 39 Pages




                  This Amendment No. 12 to Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of Bluefly, Inc. (the "Issuer"). This Amendment No. 12 supplementally amends the initial statement on
Schedule 13D, dated August 6, 1999, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 12 is being filed by the Reporting Persons to report that QIP (as defined herein) and SFM Domestic Investments (as defined herein) have entered into an agreement with the Issuer as described herein, whereby QIP and SFM Domestic Investments each purchased from the Issuer additional Shares and warrants to purchase Shares. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.  Identity and Background

                  This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i)      Quantum Industrial Partners LDC ("QIP");

                  (ii)     QIH Management Investor, L.P. ("QIHMI");

                  (iii)    QIH Management, Inc. ("QIH Management");

                  (iv)     Soros Fund Management LLC ("SFM LLC");

                  (v)      SFM   Domestic   Investments   LLC   ("SFM   Domestic
                           Investments"); and

                  (vi)     Mr. George Soros ("Mr. Soros").

                  This Statement relates to the Shares held for the accounts of QIP and SFM Domestic Investments.

Item 3.  Source and Amount of Funds or Other Consideration

                  The   information  set  forth  in  Item  6  hereof  is  hereby
incorporated by reference into this Item 3.

                  QIP expended approximately $1,839,833 of its working capital to purchase the securities reported herein as being acquired since April 2, 2002, (the date of the last filing on Schedule 13D). SFM Domestic Investments expended approximately $60,167 of its working capital to purchase the securities reported herein as being acquired since April 2, 2002, (the date of the last filing on Schedule 13D).

Item 4.   Purpose of Transaction

                  The   information  set  forth  in  Item  6  hereof  is  hereby
incorporated by reference into this Item 4.

                  The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

                                                              Page 9 of 39 Pages

Item 5.  Interest in Securities of the Issuer

                  (a) (i) Each of QIP, QIHMI, QIH Management and SFM LLC may be deemed the beneficial owner of 18,603,969 Shares (approximately 66.11% of the total number of Shares outstanding assuming the exercise and conversion of all of the securities held for the account of QIP). This number consists of A)
5,287,082 Shares, B) 3,806,923 Shares issuable upon the conversion of 445,410 shares of Series A Preferred Stock, C) 8,607,843 Shares issuable upon the conversion of 8,607,843 shares of Series B Preferred Stock, D) 363,113 Shares issuable upon the exercise of warrants held for the account of QIP, E) 96,830 Shares issuable upon the exercise of Warrant No. 11 held for the account of QIP,
F) 58,098 Shares issuable upon the exercise of Warrant No. 13 held for the account of QIP, G) 96,830 Shares issuable upon the exercise of Warrant No. 15 held for the account of QIP, and H) 287,250 Shares issuable upon the exercise of Warrant No. 17 (as defined herein) held for the account of QIP.

                  (ii) SFM Domestic Investments may be deemed the beneficial owner of 608,790 Shares (approximately 3.99% of the total number of Shares outstanding assuming the exercise and conversion of all the securities held for its account). This number consists of A) 172,995 Shares, B) 124,701 Shares issuable upon the conversion of 14,590 shares of Series A Preferred Stock held for its account, C) 281,571 Shares issuable upon the conversion of 281,571 shares of Series B Preferred Stock held for its account, D) 11,887 Shares issuable upon the exercise of warrants held for its account, E) 3,170 Shares issuable upon the exercise of Warrant No. 12 held for its account, F) 1,902 Shares issuable upon the exercise of Warrant No. 14 held for its account, G) 3,170 Shares issuable upon the exercise of Warrant No. 16 held for its account, and H) 9,394 Shares issuable upon the exercise of Warrant No. 18 (as defined herein) held for its account.

                  (iii) Mr. Soros may be deemed the beneficial owner of 19,212,759 Shares (approximately 67.23% of the total number of Shares outstanding assuming the exercise and conversion of all of the securities held for the accounts of QIP and SFM Domestic Investments). This number consists of
A) 5,287,082 Shares held for the account of QIP, B) 3,806,923 Shares issuable upon the conversion of 445,410 shares of Series A Preferred Stock held for the account of QIP, C) 8,607,843 Shares issuable upon the conversion of 8,607,843 shares of Series B Preferred Stock held for the account of QIP, D) 363,113 Shares issuable upon the exercise of warrants held for the account of QIP, E) 96,830 Shares issuable upon the exercise of Warrant No. 11 held for the account of QIP, F) 58,098 Shares issuable upon the exercise of Warrant No. 13 held for the account of QIP, G) 96,830 Shares issuable upon the exercise of Warrant No. 15 held for the account of QIP, H) 287,250 Shares issuable upon the exercise of Warrant No. 17 held for the account of QIP, I) 172,995 Shares held for the account of SFM Domestic Investments, J) 124,701 Shares issuable upon the conversion of 14,590 shares of Series A Preferred Stock held for the account of SFM Domestic Investments, K) 281,571 Shares issuable upon the conversion of 281,571 shares of Series B Preferred Stock held for the account of SFM Domestic Investments, L) 11,887 Shares issuable upon the exercise of warrants held for the account of SFM Domestic Investments, M) 3,170 Shares issuable upon the exercise of the Warrant No. 12 held for the account of SFM Domestic Investments,
N) 1,902 Shares issuable upon the exercise of Warrant No. 14 held for the account of SFM Domestic Investments, O) 3,170 Shares issuable upon the exercise of the Warrant No. 16 held for the account of SFM Domestic Investments, and P) 9,394 Shares issuable upon the exercise of Warrant No. 18 held for the account of SFM Domestic Investments.

                  (b)(i) Each of QIP, QIHMI, QIH Management and SFM LLC (by virtue of the QIP contract) may be deemed to have the sole power to direct the voting and disposition of the 18,603,969 Shares held for the account of QIP (assuming the conversion of all the Series A Preferred Stock and the Series B Preferred Stock, and the exercise of the warrants and Warrant No. 11, Warrant No. 13, Warrant No. 15 and Warrant No. 17 held for the account of QIP).

                                                             Page 10 of 39 Pages


                  (ii) SFM Domestic Investments may be deemed to have the sole power to direct the voting and disposition of the 608,790 Shares held for its account (assuming the conversion of all the Series A Preferred Stock and the Series B Preferred Stock, and the exercise of the warrants and Warrant No. 12, Warrant No. 14, Warrant No. 16 and Warrant No. 18 held for its account).

                  (iii) Mr. Soros (as a result of his position with SFM LLC and in his capacity as the sole managing member of SFM Domestic Investments) may be deemed to have the sole power to direct the voting and disposition of 19,212,759 Shares held for the accounts of QIP and SFM Domestic Investments. This number consists of A) 18,603,969 Shares held for the account of QIP (assuming the conversion of all the Series A Preferred Stock and the Series B Preferred Stock, and the exercise of the warrants and Warrant No. 11, Warrant No. 13, Warrant No. 15 and Warrant No. 17 held for the account of QIP) and B) 608,790 Shares held for the account of SFM Domestic Investments (assuming the conversion of all the Series A Preferred Stock and the Series B Preferred Stock, and the exercise of the warrants and Warrant No. 12, Warrant No. 14, Warrant No. 16 and Warrant No. 18 held for the account of SFM Domestic Investments).

                  (c) Except for the transactions described in Item 6 below, which were effected in a privately negotiated transaction, there have been no transactions effected with respect to the Shares since April 2, 2002, (the date of the last filing on Schedule 13D) by any of the Reporting Persons.

                  (d)(i) The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held for the account of QIP in accordance with their ownership interests in QIP.

                  (ii) Certain members of SFM Domestic Investments have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of SFM Domestic Investments.

                  (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  On May 24, 2002, the Issuer entered into a Common Stock and Warrant Purchase Agreement (the "Purchase Agreement") with certain investors of the Issuer, including QIP and SFM Domestic Investments (a copy of which is attached hereto as Exhibit DDD and incorporated herein by reference in response to this Item 6). Pursuant to the Purchase Agreement, QIP purchased 1,148,998 Shares for an aggregate purchase price of $1,803,926.75 and SFM Domestic Investments purchased 37,575 Shares for an aggregate purchase price of $58,992.75. Also pursuant to the Purchase Agreement, QIP purchased warrants ("Warrant No. 17") to subscribe for and purchase up to 287,250 Shares for an aggregate purchase price of $35,906.25 and SFM Domestic Investments purchased warrants ("Warrant No. 18") to subscribe for and purchase up to 9,394 Shares for an aggregate purchase price of $1,174.25. Warrant No. 17 and Warrant No. 18 are exercisable at any time after May 24, 2002 at a price per share equal to $1.88. A copy of the form of Warrants No. 17 and No. 18 is attached hereto in Exhibit DDD as Exhibit A to the Purchase Agreement and is incorporated herein by reference in response to this Item 6.

                  The Purchase Agreement requires the Issuer to file within 45 days and to use commercially reasonable efforts to cause to be declared effective within 90 days, a registration statement under the Securities Act of 1933, as amended, covering the Shares (as defined in the Purchase Agreement) and Warrant Shares (as defined in the Purchase Agreement) purchased pursuant to the Purchase Agreement. In addition, the Purchase Agreement provides that the Issuer will use commercially reasonable efforts to nominate a representative of Breider Moore & Co., LLC ("Breider Moore") to the Issuer's Board of Directors and to recommend that the Issuer's stockholders vote in favor of the election of such representative to the Issuer's Board of Directors (as long as the Issuer and Breider Moore mutually agree as to the identity of such representative). Such provision will continue to have effect for so long as Breider Moore continues to own, beneficially and of record, at least five percent(5%)of the outstanding shares of voting stock of the Issuer.

                                                             Page 11 of 39 Pages

                  The foregoing descriptions of the Purchase Agreement and Warrants No. 17 and No. 18 do not purport to be complete and are qualified in their entirety by the terms of each such document which are incorporated herein by reference.

                  Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

         The Exhibit Index is incorporated herein by reference.

                                                             Page 12 of 39 Pages



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: May 30, 2002                      QUANTUM INDUSTRIAL PARTNERS LDC

                                        By:  /s/  Richard D. Holahan, Jr.
                                             -------------------------------
                                             Richard D. Holahan, Jr.
                                             Attorney-in-Fact

                                        QIH MANAGEMENT INVESTOR, L.P.

                                        By:  QIH Management, Inc.,
                                             its General Partner

                                        By:  /s/  Richard D. Holahan, Jr.
                                             -----------------------------------
                                             Richard D. Holahan, Jr.
                                             Vice President

                                        QIH MANAGEMENT, INC.

                                        By:  /s/  Richard D. Holahan, Jr.
                                             -----------------------------------
                                             Richard D. Holahan, Jr.
                                             Vice President

                                        SOROS FUND MANAGEMENT LLC

                                        By:  /s/  Richard D. Holahan, Jr.
                                             -----------------------------------
                                             Richard D. Holahan, Jr.
                                             Assistant General Counsel

                                        SFM DOMESTIC INVESTMENTS LLC

                                        By:  George Soros
                                             Its Managing Member

                                        By:  /s/  Richard D. Holahan, Jr.
                                             -----------------------------------
                                             Richard D. Holahan, Jr.
                                             Attorney-in-Fact

                                        GEORGE SOROS

                                        By:  /s/  Richard D. Holahan, Jr.
                                             -----------------------------------
                                             Richard D. Holahan, Jr.
                                             Attorney-in-Fact

                                                             Page 13 of 39 Pages

                                  EXHIBIT INDEX


DDD.     Form of the Common Stock and Warrant Purchase Agreement,          14
         dated May 24,2002, between Bluefly, Inc. and the investors listed on Schedule 1 thereto